UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is a foreign private issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and has its American Depositary Shares (“ADSs”) listed on the NYSE American LLC stock exchange market.

The Company has provided to the holders of its ordinary shares an offering circular (“Offering Circular”) regarding its Extraordinary General Meeting (“EGM”) for the purpose of considering and, if deemed appropriate, approve the adoption of the resolutions to refresh the existing general mandate for the issuance of new Ordinary Shares by approving the new general mandate proposed to be granted to the Directors at the EGM to allot, issue and deal with new Ordinary Shares not exceeding 20% of the aggregate number of the issued Ordinary Shares as at the date of the EGM, as described in the Offering Circular for the EGM that is furnished to this report as Exhibit 99.3.

The Owners of the ADSs as of February 2, 2023 may vote their interests in the Company’s ordinary shares represented by their ADSs. Notice by an Owner of the ADSs of their vote must be received by the Depositary by 12:00 pm Eastern Time March 1, 2023.

A notice publishing the Offering Circular has been provided in accordance with the Listing Rules of the HKSE. Information regarding the EGM is available through Company’s website as described in the Notification of Publication of Corporate Communications on the Company’s Website furnished to this Report as Exhibit 99.1.

Exhibits to this Form 6-K include information provided to the ordinary shareholders of the Company regarding the EGM, including the corporate communications and the Circular regarding the EGM, and the information provided to the Owners of the ADS, each of which is hereby incorporated herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: February 9, 2023

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Notification to Registered Holders of Publication of Corporate Communications on the Company’s Website

99.2	Notification to Non-Registered Holders of Publication of Corporate Communications on the Company’s Website

99.3	Offering Circular for the Extraordinary General Meeting of Graphex Group Limited scheduled for March 10, 2023, including the Notice of the EGM and the Proxy Form for the Extraordinary General Meeting or at any Adjournment Thereof

99.4	Notice For the Benefit of the Owners of the American Depositary Shares

99.5	Form of the Voting Card for the American Depositary Shares

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